FOR IMMEDIATE RELEASE

MacKenzie Capital Management, LP and Lemon Creek Advisers, LP announce a tender offer for Class A Shares of Pendrell Corporation (NASDAQ:PCO)

Moraga, Calif. (Marketwired)—October 9, 2017-- MacKenzie Capital Management, LP and Lemon Creek Advisers, LP have announced a tender offer for Class A Shares (the "Shares") Pendrell Corporation (NASDAQ:PCO).  The Purchasers are offering to purchase up to 1,000,000 Shares of Class A stock for $1.00 per Share.

Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Letter to Shareholders, the Assignment Form, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.mackenziecapital.com (click on Tenders), or by calling toll free at 800-854-8357.  If you wish to tender your Shares, and your Shares are held in your brokerage account, you need to instruct your broker to tender your Shares.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556